Exhibit 3.1

Companies (Jersey) Law 1991

Company Limited by Shares

Memorandum of Association

of

Allkem Livent plc

1	The name of the Company is Allkem Livent plc.

2	The Company is a public company limited by shares.

3	The Company is a par value company.

4	The Company has unrestricted corporate capacity.

5	The liability of each member arising from his or her holding of a share is limited to the amount (if any) unpaid on it.

6	The share capital of the Company is USD10,000 divided into 10,000 Ordinary shares of par value USD1.00 each.